Exhibit 99.1

Ultrapetrol Announces Entry into Securities Purchase Agreement by Original Shareholders

NASSAU, Bahamas, July 13, 2010 -- Ultrapetrol (Bahamas) Limited (NASDAQ: ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), announced today that Solimar Holdings Ltd. and Hazels (Bahamas) Investments Inc., each Original Shareholders in Ultrapetrol, entered into a securities purchase agreement under which Hazels (Bahamas) Investments Inc. agreed to purchase, subject to customary closing conditions, 2,977,690 shares of Ultrapetrol common stock held by Solimar Holdings Ltd.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers and a Capesize bulk carrier. More information on Ultrapetrol can be found at www.ultrapetrol.net.

ULTR-G
Contact:
          The IGB Group
          Leon Berman, Principal
          Tel: 212-477-8438
          Fax: 212-477-8636
          lberman@igbir.com
          www.igbir.com